UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Trecora Resources

(Name of Issuer)

Common Stock, par value $0.10
(Title of Class of Securities)

894648104
(CUSIP Number)

Ortelius Advisors, L.P.

c/o Peter DeSorcy

450 Park Avenue, Suite 2700
New York, NY 10022
(917) 595-5010
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

•	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  894648104

1	NAME OF REPORTING PERSONS Pangaea Ventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,829,459
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,829,459

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,829,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Ortelius Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,829,459
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,829,459

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,829,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSONS Peter DeSorcy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,829,459
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,829,459

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,829,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON IN, HC

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.10 (the “Common Stock”), of Trecora Resources, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1650 Hwy 6 S, Suite 190, Sugar Land TX, 77478.

Item 2. Identity and Background

(a) (f) This Schedule 13D is being filed on behalf of: (i) Pangaea Ventures, L.P., a Delaware limited partnership (“Pangaea”); (ii) Ortelius Advisors, L.P., a Delaware limited partnership (“OA”); and (iii) Peter DeSorcy (“Mr. DeSorcy”, and, together with Pangaea and OA, the “Reporting Persons”). OA is the investment manager of Pangaea. Mr. DeSorcy is the Managing Member of the general partner of OA, a Managing Member of OA, and has a controlling interest in OA, and, as a result, Mr. DeSorcy may be deemed to beneficially own the securities beneficially owned by Pangaea.

(b) The principal business addresses of each Reporting Person is 450 Park Avenue, Suite 2700, New York, NY 10022.

(c) The principal business of each Reporting Person is: Pangaea is a private investment vehicle; OA serves as the investment manager of Pangaea and other private investment vehicles; and Mr. DeSorcy is an investment professional and controls OA through ownership.

(d) (e) During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  See Item 6 of the respective cover page of each Reporting Person.

Item 3. Source and Amount of Funds or Other Consideration

Pangaea has expended an aggregate of approximately $12.842 million of its investment capital to acquire the 1,829,459 shares of Common Stock beneficially owned by Pangaea.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Shares (as defined below) over which they exercise beneficial ownership in the belief that the Shares are undervalued and an attractive investment opportunity. The Reporting Persons might seek to engage in discussions with the Issuer and the Issuer’s management and certain members of the board of directors of the Issuer (the “Board”), other shareholders of the Issuer and other interested parties on issues that relate to governance, strategy, capital structure, investment allocation, operations, and other matters with respect to the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and may, from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial performance and strategic direction, actions taken by the Board, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investment in the Issuer as they deem appropriate, including: (i) acquiring additional shares of Common Stock and/or other equity, other securities, or derivative or other instruments that are based upon or relate to the value of the shares of Common Stock (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; or (iii) engaging in any hedging or similar transactions with respect to the Securities.

Item 5. Interest in Securities of the Issuer

(a) (b) As of the filing date of this Schedule 13D, the Reporting Persons, in total, beneficially own 1,829,459 shares of Common Stock (the “Shares”). The Shares represent approximately 7.4% of the Issuer’s outstanding Common Stock. Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 24,834,693 shares of Common Stock outstanding as of February 26, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and filed by the Issuer with the Securities and Exchange Commission on March 9, 2021. OA has voting and dispositive power over the shares of Common Stock held by Pangaea, and through ownership and control Mr. DeSorcy has voting and dispositive power over portfolios managed by OA.

(c) Set forth on Schedule A hereto are all transactions in the securities of the Issuer effected during the past sixty days by any Reporting Person, inclusive of any transactions effected through March 17, 2021.

(d) Other than Pangaea that beneficially holds shares of Common Stock of the Issuer, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Item 3, Item 4 and Item 5 and the information set forth in Schedule A of this Schedule 13D are incorporated herein by reference.

Joint Filing Agreement

On March 18, 2021 the Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of this Schedule 13D (and any amendments thereto) with respect to the securities of the Issuer. Such Joint Filing Agreement is attached hereto as Exhibit 1.

Derivative Transactions

The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap, stock-settled equity swap, option or other derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
1	Joint Filing Agreement, by and among the Reporting Persons, dated as of March 18, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PANGAEA VENTURES, L.P.

By: Ortelius Advisors GP I, LLC, its general partner

Date: March 18, 2021

	By:	/s/ Peter DeSorcy
Name: Peter DeSorcy
Title: Managing Member

Date: March 18, 2021	ORTELIUS ADVISORS, L.P.

By: Ortelius Management, LLC, its general partner

	By:	/s/ Peter DeSorcy
Name: Peter DeSorcy
Title: Managing Member

Date: March 18, 2021	/s/ Peter DeSorcy
Peter DeSorcy

SCHEDULE A

This Schedule A sets forth information with respect to each purchase and sale of Shares which was effectuated by the Reporting Persons during the past sixty days, inclusive of any transactions effected through March 17, 2021. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Date of Transaction	Number of Shares Purchased (Sold)	Average Price per Share ($)
February 2, 2021	15,000	$6.46
March 8, 2021	19,194	$7.76
March 9, 2021	561,294	$7.67
March 10, 2021	48,519	$7.76
March 15, 2021	2,506	$7.77
March 16, 2021	3,149	$7.74

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1	Joint Filing Agreement, by and among the Reporting Persons, dated as of March 18, 2021.